VIA EDGAR (FILED AS CORRESPONDENCE)
March 25, 2009
Mr. Brian Cascio
Accounting Branch Chief
United States Securities & Exchange Commission
Division of Corporation Finance
Washington, D. C. 20549-0306
Re:	Applied Materials, Inc. Form 10-K for the fiscal year ended October 26, 2008 Filed December 12, 2008 File No. 000-06920 10-K Comment Letter dated February 25, 2009
Dear Mr. Cascio:
Set forth below are the responses of Applied Materials, Inc. (“Applied”) to the comments of the staff of the Securities and Exchange Commission set forth in its letter dated February 25, 2009 to me regarding Applied’s Form 10-K filed December 12, 2008 (the “2008 Form 10-K”). For your convenience, the staff’s comments are reprinted in bold.
Form 10-K for the Fiscal Year Ended October 26, 2008
Critical Accounting Policies and Estimates, page 43
Goodwill and Intangible Assets, page 44
1.	We note that goodwill and total assets are $1.2 billion and $11 billion, respectively, as of October 26, 2008. Given the significance of your goodwill balance, please tell us and revise future filings to disclose in more detail how you test goodwill for impairment, including the following:
•	The reporting unit level at which you test goodwill for impairment and your basis for that determination;

•	A quantitative and qualitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes;

•	How assumptions and methodologies for valuing goodwill in the current year have changed since the prior year highlighting the impact of any changes;

•	Identify the indicators of potential impairment that would cause you to perform a goodwill impairment assessment;

•	If multiple approaches are used to value goodwill, include sufficient information to enable a reader to understand how each of the methods differ, the assumed benefits of a valuation prepared under each method, the weighting of each method, and why management selected these methods as being the most meaningful in preparing your goodwill analysis.

Mr. Brian Cascio
March 25, 2009

In future filings, Applied will disclose in more detail how it tests goodwill for impairment.

For fiscal year 2008, Applied reviewed its identified reporting units used to perform its annual goodwill impairment testing under SFAS 142 and concluded that Applied’s reporting units are consistent with its four reportable segments: Silicon, Applied Global Services, Display, and Energy and Environmental Solutions. This determination was based on the criteria set forth in paragraph 30 of SFAS 142, as well as the manner in which Applied operates its business and the nature of those operations.

Determining the fair value of a reporting unit is judgmental in nature and involves the use of significant estimates and assumptions. These estimates and assumptions include future revenues and operating margins used in order to calculate projected future cash flows, risk-adjusted discount rates, expectations of competitive and economic environments, and determinations of appropriate market comparables.

Applied’s annual goodwill impairment analysis, which was performed during the fourth quarter of fiscal 2008, did not result in an impairment charge, as the test indicated that the fair value of each reporting unit exceeded its carrying value. In fact, the fair value of each of Applied’s reporting units exceeded its carrying value by well in excess of $1 billion. In addition, assuming a hypothetical 20% decrease in the fair value of each reporting unit, the fair value of each reporting unit would still have been in excess of its carrying value.

There were no significant changes in the methodologies or assumptions used for valuing goodwill in fiscal year 2008 as compared to the prior year.

Applied reviews goodwill for impairment annually and whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable in accordance with SFAS 142. The following are examples of factors that could result in Applied conducting an interim impairment review:
•	significant underperformance relative to expected or projected future operating results;

•	significant changes in the manner of Applied’s use of the acquired assets or the strategy for Applied’s overall business;

•	significant negative industry or economic trends; and

•	significant decline for a sustained period in Applied’s market capitalization relative to net book value.
Applied used two valuation methodologies for its Silicon, Applied Global Services, and Display reporting units, with each approach given equal weighting: the income approach and the market approach. The income approach estimates the fair value of a reporting unit based on the present value of estimated future cash flows, while the market approach estimates the fair value based on market multiples of revenue or earnings for comparable companies. For the Energy and Environmental Solutions reporting unit, the income approach valuation methodology was used as management determined that there was insufficient data to use the market approach, in light of the emerging nature of the solar industry, which is the most significant market for the Energy and Environmental Solutions reporting unit. The income and market approaches were selected as these approaches generally provide the most reliable indications of value when the value of the

Mr. Brian Cascio
March 25, 2009

operations is more dependent on the ability to generate earnings than on the value of the assets used in the production process.
Consolidated Financial Statements
Consolidated Statements of Operations, page 52
2.	We see that you recorded a $21.8 million loss on sale of facility during fiscal year 2008. Tell us where you have provided footnote disclosure of the nature of and accounting for the sale of the facility.

Applied reported a gain, not a loss, of $21.8 million associated with the sale of a Singapore facility. Applied believes that disclosing the gain separately in its Consolidated Statements of Operations and the total proceeds from the sale in its Consolidated Statement of Cash Flows provided sufficient disclosure. Historically, gains and losses on dispositions of long-lived assets have been insignificant and therefore have not been disclosed separately. However, due to the magnitude of this gain in relation to the total fiscal 2008 general and administrative expenses of $506 million, Applied did not consider it appropriate to include this gain in its general and administrative expenses. However, Applied determined that the amount of this gain was immaterial in relation to the total fiscal 2008 operating expenses of $2 billion, and thus did not warrant footnote disclosure.
Note 1. Summary of Significant Accounting Policies
Intangible Assets, page 56
3.	Please tell us and expand future filings to make more detailed and specific disclosure about how you identify and measure goodwill impairment. Discuss how your policy considers paragraphs 19 — 22 of SFAS 142 and the two-step impairment test and how you measure fair value for purposes of this exercise. Please also expand to address the reporting unit concept and to disclose how you identified reporting units and how you allocated goodwill to those reporting units.

In future filings, Applied will expand its disclosure to more specifically describe the processes it followed in applying paragraphs 19 — 22 of SFAS 142 and the two-step impairment test, and how it measured fair value for purposes of testing for impairment. Applied will also expand its disclosure regarding how it identified its reporting units and how it has allocated goodwill to those reporting units. Applied anticipates future disclosures to read substantially as follows:
     Goodwill and Purchased Intangible Assets
     Goodwill and purchased intangible assets with indefinite useful lives are not amortized, but are reviewed for impairment annually during the fourth quarter of each fiscal year and whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. For goodwill, Applied performs a two-step impairment test. In the first step, Applied compares the fair value of each reporting unit to its carrying value. Applied’s reporting units are consistent with the reportable segments identified in Note XX, based on the manner in which Applied operates its business and the nature of those operations. Applied determines the fair value of each of its reporting units based on a

Mr. Brian Cascio
March 25, 2009

weighting of income and market approaches. Under the income approach, Applied calculates the fair value of a reporting unit based on the present value of estimated future cash flows. Under the market approach, Applied estimates the fair value based on market multiples of revenue or earnings for comparable companies. If the fair value of the reporting unit exceeds the carrying value of the net assets assigned to that unit, goodwill is not impaired and no further testing is performed. If the carrying value of the net assets assigned to the reporting unit exceeds the fair value of the reporting unit, then Applied would perform the second step of the impairment test in order to determine the implied fair value of the reporting unit’s goodwill. If the carrying value of a reporting unit’s goodwill exceeds its implied fair value, Applied would record an impairment loss equal to the difference.
     Applied’s methodology for allocating the purchase price relating to purchase acquisitions is determined through established and generally accepted valuation techniques. Goodwill is measured as the excess of the cost of the acquisition over the sum of the amounts assigned to tangible and identifiable intangible assets acquired less liabilities assumed. Applied assigns assets acquired (including goodwill) and liabilities assumed to a reporting unit as of the date of acquisition. Typically, acquisitions relate to a single reporting unit and thus do not require the allocation of goodwill to multiple reporting units. If the products obtained in an acquisition are assigned to multiple reporting units, the goodwill would be distributed to the respective reporting units as part of the purchase price allocation process.
4.	As a related matter, we see that revenues and net income continue to decline (including a net loss being recorded for the quarter ended January 25, 2009), your market value and those of your peers have decreased, you expect that orders and revenue will be down in fiscal 2009, and you are undergoing significant restructuring activities in the first quarter of 2009. Tell us how you considered these factors in determining whether goodwill was impaired at October 26, 2008. In addition, tell us whether these items are indicators of potential impairment that would require you to perform a goodwill impairment analysis subsequent to October 26, 2008.

Applied regularly monitors business conditions for events that may indicate that the carrying value of each reporting unit exceeds its fair value, in accordance with SFAS 142. During the first quarter of fiscal 2009, management took into account the results of the goodwill impairment test conducted during the fourth quarter of fiscal 2008, which indicated that the fair value of each of Applied’s reporting units exceeded its carrying value by well in excess of $1 billion. In addition, management considered the following factors, the presence of which could indicate potential impairment:
•	significant underperformance relative to expected or projected future operating results;

•	significant changes in the manner of Applied’s use of the acquired assets or the strategy for Applied’s overall business;

•	significant negative industry or economic trends; and/or

Mr. Brian Cascio
March 25, 2009

•	significant decline for a sustained period in Applied’s market capitalization relative to net book value.
For the first quarter of fiscal 2009, Applied concluded that given the results of the impairment test conducted during the previous quarter, it was not likely that the fair value of any of its reporting units was less than its carrying value, even after considering the adverse changes in business conditions. It should be noted that the majority of Applied’s goodwill is allocated to the Energy and Environmental Solutions reporting unit, which operates in what Applied considers to be a growing market.

The restructuring actions announced in the first quarter of fiscal 2009 consisted of employee related actions. These actions did not result in a discontinuation of product offerings or reporting units.

5.	Please provide enhanced disclosure of how you assess impairment of amortized intangible assets in future filings, including how you determine fair value in accordance with SFAS 144. In addition, disclose the indicators of potential impairment that would cause you to perform an impairment assessment. Please also tell us how you considered whether intangible assets were impaired at October 26, 2008 in light of the negative income trends and market conditions identified above.

In assessing the recoverability of intangible and other long-lived assets, management considered the results of the SFAS 142 analysis conducted in the fourth quarter of fiscal 2008, which indicated positive cash flows for each of Applied’s reporting units, which represented the lowest level of identifiable cash flows. In addition, Applied reviewed the remaining estimated useful life of the intangible assets. Management did not identify any events or changes in circumstances indicating that the carrying value of Applied’s intangible assets would not be recoverable.

In future filings, Applied will enhance its disclosure to include how it assesses potential impairment of amortized intangible assets, including how it determines fair value in accordance with SFAS 144, and indicators of potential impairment that would cause Applied to perform an impairment assessment. Applied anticipates the disclosure to read substantially as follows:
Long-Lived Assets Including Finite-Lived Purchased Intangible Assets
     Applied amortizes purchased intangible assets with finite lives using the straight-line method over the estimated economic lives of the assets, ranging from 1 to 15 years.
     Applied evaluates long-lived assets, such as property, plant and equipment and purchased intangible assets with finite lives, for impairment whenever events or changes in circumstances indicate the carrying value of an asset group may not be recoverable. Applied assesses the fair value of the assets based on the amount of the undiscounted future cash flow that the assets are expected to generate and recognizes an impairment loss when estimated undiscounted future cash flow expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. When Applied identifies an impairment, Applied reduces the carrying value of the

Mr. Brian Cascio
March 25, 2009

group of assets to its estimated fair value based on a discounted cash flow approach or, when available and appropriate, to comparable market values.
     Intangible assets, such as purchased technology, are generally recorded in connection with a business acquisition. The value assigned to intangible assets is usually based on estimates and judgments regarding expectations for the success and life cycle of products and technology acquired. Applied evaluates the useful lives of its intangible assets each reporting period to determine whether events and circumstances require revising the remaining period of amortization. In addition, Applied reviews intangible assets for impairment when events or changes in circumstances indicate their carrying value may not be recoverable. Management considers such indicators as significant differences in actual product acceptance from the estimates, changes in the competitive and economic environment, technological advances, and changes in cost structure.
Earning Per Share, page 58
6.	Please tell us how you considered paragraph 40 of SFAS 128 in your presentation of earnings per share which requires a reconciliation of the numerators and the denominators of your basic and diluted per-share computations for income from continuing operations including individual income and share amount effects of all securities that affect earnings per share.

With regard to paragraph 40 a. of SFAS 128, Applied believes that its disclosures were sufficient because the dilutive securities (consisting of stock options, restricted stock units and incremental shares under Applied’s employee stock purchase plan) represented a single category. Accordingly, Applied determined that a detailed reconciliation of the shares (denominators) was not necessary. In addition, Applied believes that its disclosure stating that “Applied’s net income has not been adjusted for any period presented for purposes of computing basic or diluted earnings per share” provided the required reconciliation information about the numerators.

With respect to paragraph 40 b. of SFAS 128, Applied did not have any shares of preferred stock outstanding for the periods presented.

In accordance with paragraph 40 c. of SFAS 128, Applied disclosed the number of options to purchase shares of common stock that was excluded in the computation of diluted earnings per share.
* * * *
As required by the Commission and in connection with responding to the staff’s comments with respect to the 2008 Form 10-K, Applied acknowledges that:
•	Applied is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments, or changes to disclosures in response to staff comments, do not foreclose the Commission from taking any action with respect to the filing; and

Mr. Brian Cascio
March 25, 2009

•	Applied may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Applied understands the importance of, and is committed to complying with, all applicable SEC rules and regulations. Therefore, if you require additional information or clarification with respect to Applied’s responses, or wish to discuss the responses further, please contact me at (408) 748-5338 or Ms. Yvonne Weatherford, Corporate Vice President and Corporate Controller, at (408) 235-6030.
Sincerely,
/s/ George S. Davis

George S. Davis
Senior Vice President and Chief Financial Officer